UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires

March 10, 2008

President

Comision Nacional de Valores

D. Eduardo Hecker

Ref. Empresa Distribuidora y

Comercializadora Norte Sociedad

Anonima (EDENOR S.A.). Extract

of the Board of Directors Minute inviting

to an Assembly

Dear Sirs:

I have the pleasure of addressing you, in compliance with Chapter II art. 4 inc. a) of the NORMS (text according to Res. No 368/01). With that purpose I present you with the relevant excerpt of the Minute of the Board of Directors Meeting N° 286 that took place on February 26, 2008 at 547 Bouchard Street, 26th Floor in Buenos Aires, in relation to the Invitation of the Board of Directors to the Ordinary and Extraordinary General Assembly of Stockholders in the SIXTH ISSUE of the Agenda: 6) Announcement to the General Ordinary and Extraordinary Assembly of stockholders with the purpose of considering the items discussed by article 234 of Law 19.550 regarding the financial year closed on December 31, 2007 [...].

Cordially,

Jaime Javier Barba

EDENOR S.A.

Attorney-in-fact

Announcement to the General Ordinary and Extraordinary Assembly of stockholders with the purpose of considering the items discussed by article 234 of Law 19.550 regarding the financial year closed on December 31, 2007.

THE RELEVANT EXCERPT OF MINUTE NO 286 OF THE BOARD OF DIRECTORS

“Minute N° 286: In the city of Buenos Aires, on the 26th day of the month of February of 2008, at 11:15 am, the Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the "Company") and the members of the Audit Commission that sign below convene. Mr. Alejandro Macfarlane presides over the meeting, confirms a quorum, declares the commencement of the meeting and submits for the Directors' consideration the SIXTH ISSUE of the Agenda: 1) Announcement to the General Ordinary and Extraordinary Assembly of stockholders with the purpose of considering the items discussed in article 234 of Law 19.550 regarding the financial year closed on December 31, 2007 [...] Mr. President explains the need to convoke a General Ordinary and Extraordinary Assembly of Stockholders with the purpose of considering the items discussed by article 234 of Law 19.550, along with the absorption of the company's accumulated losses decided in the previous issue with regard to the [fiscal/calendar] closed on December 31, 2007, after which previous deliberation on the matter, a motion from Mr. President, the Board, by unanimity, resolves to convoke the Stockholders of the Company to the General Ordinary and Extraordinary Assembly to take place on Tuesday April 15, 2008 at 11:00 in first convening and 12:30pm in second convening only for the items in the agenda that involve subjects of the Ordinary General Assembly, at 1025 Azopardo Street, 16th Floor, Buenos Aires, with the purpose of considering the following item on the Agenda 1) Appointment of two shareholders to sign the act (Issue of the Ordinary General Assembly). 2) Consideration of the Balance Statement, Income Statement, Shareholders’ Equity Statement, Statement of Cash Flows, Annexed Documentation, Informative Review, Information Required for Article 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certified Accountant and the Audit Commission of the financial year closed on December 31, 2007 (Issue of the Ordinary General Assembly). 3) Consideration of the Formalities of the Board and the Audit Commission during the financial year finalized on December 31, 2007 (Issue of the Ordinary General Assembly) 4) Ratification of the remuneration paid to the Directors for $761, 999,55 corresponding to the financial year finalized on December 31, 2006 which showed computable infringement in the terms of the norms of the Comision Nacional de Valores (Issue of the Ordinary General Assembly) 5) Ratification of the remuneration paid to the members of the Audit Commission for $90,000 corresponding to the financial/calendar year finalized on December 31, 2006 which showed computable infringement in the terms of the norms of the Comision Nacional de Valores. Consideration of the remuneration paid to the senior members of the Audit Commission for $87, 500 corresponding to the financial year finalized on December 31, 2007, which showed computable infringement in the terms of the norms of the Comision Nacional de Valores (Issue of the Ordinary General Assembly) 6) Designation of twelve (12) appointed directors and twelve (12) alternates; seven (7) alternates for Class “A”, five (5) appointed and five (5) alternates for the Class “B” and “C” in set form (Issue of the Ordinary General Assembly). 7) Designation of three (3) appointed members and three (3) alternates of the Audit Commission, two (2) appointed and two (2) alternates for Class “A” and one (1) appointed and one (1) alternate for Classes “B” and “C” in set form (Issue of the Ordinary General Assembly). 8) Determination of the remuneration of the Certified Accountant for the financial year ending on December 31, 2007 (Issue of the Ordinary General Assembly). 9) Ratification of the appointment of the National Public Accountant that will certify the accounting statements corresponding to the current financial year. Determination of its remuneration (Issue of the Ordinary General Assembly). 10) Ratification of the previous orders by the Board in relation with the Negotiable Obligations and the delegation of faculties in the frame of the Global Program of Negotiable Obligations of the Company (Item of the Ordinary General Assembly) 11) Consideration of the budget of the Audit Commission and the Executive Committee of the Board for the 2008 financial year (Issue of the Ordinary General Assembly) 12) Consideration of the absorption of the negative balance of the Company's account on December 31, 2007 with the Premium /Shares Account (Issue of the Extraordinary General Assembly). The necessary process for publication in the Official Bulletin and in a newspaper of major circulation, as any other necessary communication, is delegated to the Secretariat. After a brief deliberation regarding the items of the Agenda that are described below and in relation to the Deposit Agreement, the Board unanimously resolves to counsel the Shareholders Assembly of the Company so that it votes in the following manner: 1) Regarding the first item on the Agenda, the designation of the representatives of Electricidad Argentina S.A. and the Bank of New York so that they undersign the act. 2) Regarding the second item of the Agenda, the approvals of the accounting statements and of all documentation submitted for consideration and to predetermine the sum of $122,458,766.46 as a Result of financial year to the account of Non-Assigned Results; 3) Regarding the third item of the Agenda, the approval of the formalities of the Board and of the Audit Commission for the financial period closing on December 31, 2007; 4) Regarding the fourth item in the Agenda, ratification of the remuneration effected during the financial period ending on December 31, 2006 for a total of $761.999, 55 and approval of the corresponding to 2006 for a total of $1,064,485; 5) Regarding the fifth item in the Agenda, ratification of the remuneration carried out during the financial year ending on December 31, 2006 for a total of $90,000 and approval of the corresponding to the financial year ending December 31, 2007 for a total of $87,500; 6) Regarding the sixth item in the Agenda, the Board unanimously resolves to propose to the Shareholders Assembly to approve the reelection of the actual appointed Directors and alternates of Class “B” and “C” 7) Regarding the seventh item of the Agenda, the Board unanimously resolves to propose to the Stockholders Assembly the reelection of the actual appointed and alternate members of the Audit Commission for Classes “B” and “C”.;8) Regarding the eight item in the Agenda, to determine in a sum up to $432, 500 the remuneration of the Certified Accountant, for the fiscal year ending December 31, 2007; 9) Regarding the ninth point of the Agenda, to ratify the appointment of Mr. Daniel Recanatini, of the firm Deloitte & Co S.R.L., as a Certified Public Accountant in the accounting statements for the 2007 financial year and designation of whoever results as winner of the current bidding process to the effect that whoever certifies as Public Accountant the Accounting Statements for the current financial year and determine its remuneration in the sum resulted by the above mentioned bidding. 10) Regarding the tenth item of the Agenda, to ratify the actions of the Board in relation to the Negotiable Obligations and delegate in the Board the more broad responsibilities in the frame of the issuance of each Class and/or Series including without being limited to: sum, currency, period, installment, price, interest rate, form and paying conditions, characteristics and terms and conditions of the values to be issued, etc, with ample abilities to solicit or not the public offer of the values of the Comision Nacional de Valores and/or external similar bodies and to solicit or not the authorization of quotation in stocks or markets of the country and/or exterior, in all cases to the exclusive decision of the Board and through the utilization of any of the pre-discussed proceedings to the effect by the current norms in force to approve and celebrate the respective contracts, approve and endorse the prospectus that is required by the regulatory authorities and other documents of the issuance, and for the designation of the persons authorized to process the totality of the authorizations and corresponding approvals before the corresponding organisms and with the possibility that the Board sub-delegates some of said duties to the people that they so determine; 11) Regarding the eleventh item in the Agenda, to set the budget of the Audit Committee and the Director Executive Committee in the sums of $120,000 and $0 respectively; 12) Regarding the twelfth item of the Agenda, to approve the absorption of the negative balance of the Company's account as of December 31, 2007 with the Premium /Shares Account.”

Jaime Javier Barba

EDENOR S.A.

Attorney-in-fact

Buenos Aires

March 10, 2008

President

Bolsa de Comercio de Buenos Aires

Dr. Adelmo J. Gabbi

Ref. Empresa Distribuidora y

Comercializadora Norte Sociedad

Anonima (EDENOR S.A.). Extract

of the Board of Directors Minute inviting

to an Assembly

Dear Sirs:

I have the pleasure of addressing you, as Attorney-in-fact of Edenor, in compliance with that disposed in the current norms, with such purpose we attach:

1. The relevant excerpt of the Minute of the Board of Directors Meeting N° 286 that took place on February 26, 2008 at 547 Bouchard Street, 26th Floor in Buenos Aires, in relation to the Invitation of the Board of Directors to the Ordinary and Extraordinary General Assembly of Stockholders in the SIXTH ISSUE of the Agenda: 6) Announcement to the General Ordinary and Extraordinary Assembly of stockholders with the purpose of considering the items discussed by article 234 of Law 19.550 regarding the financial year closed on December 31, 2007 [...].

2. Copy of the Invitation to the General Ordinary and Extraordinary Assembly of Stockholders.

3. We attach a copy of the power invested in me through notarized document No 11 passed to page No 40 dated January 24, 2008.

Cordially,

Maria Belen Gabutti

EDENOR S.A.

Attorney-in-fact

ANNOUNCEMENT TO THE GENERAL ORDINARY AND EXTRAORDINARY ASSEMBLY OF STOCKHOLDERS WITH THE PURPOSE OF CONSIDERING THE ITEMS DISCUSSED BY ARTICLE 234 OF LAW 19.550 REGARDING THE FINANCIAL YEAR CLOSED ON DECEMBER 31, 2007.

THE RELEVANT EXCERPT OF MINUTE NO 286 OF THE BOARD OF DIRECTORS

“Minute N° 286: In the city of Buenos Aires, on the 26th day of the month of February of 2008, at 11:15 am, the Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the "Company") and the members of the Fiscal Committee that sign below convene. Mr. Alejandro Macfarlane presides over the meeting, confirms a quorum, declares the commencement of the meeting and submits for the Directors' consideration the SIXTH ISSUE of the Agenda: 1) Announcement to the General Ordinary and Extraordinary Assembly of stockholders with the purpose of considering the items discussed in article 234 of Law 19.550 regarding the financial year closed on December 31, 2007 [...] Mr. President explains the need to convoke a General Ordinary and Extraordinary Assembly of Stockholders with the purpose of considering the items discussed by article 234 of Law 19.550, along with the absorption of the company's accumulated losses decided in the previous issue with regard to the [fiscal/calendar] closed on December 31, 2007, after which previous deliberation on the matter, a motion from Mr. President, the Board, by unanimity, resolves to convoke the Stockholders of the Company to the General Ordinary and Extraordinary Assembly to take place on Tuesday April 15, 2008 at 11:00 in first convening and 12:30pm in second convening only for the items in the agenda that involve subjects of the Ordinary General Assembly, at 1025 Azopardo Street, 16th Floor, Buenos Aires, with the purpose of considering the following item on the Agenda 1) Appointment of two shareholders to sign the act (Issue of the Ordinary General Assembly). 2) Consideration of the Statement, General Balance, State of Results, State of Evolution of the Net Patrimony, State of the Cash Flow, Annexed Documentation, Informative Review, Information Required for Article 68 of the Regulations of the Bolsa de Comercio of Buenos Aires, Reports to the Certified Accountant and the Fiscal Committee and Purpose of the Result of the financial year closed on December 31, 2007 (Issue of the Ordinary General Assembly). 3) Consideration of the Formalities of the Board and the Fiscal Committee during the financial year finalized on December 31, 2007 (Issue of the Ordinary General Assembly) 4) Ratification of the remunerations to the Directors for $761, 999,55 corresponding to the financial year finalized on December 31, 2006 which showed computable infringement in the terms of the norms of the Comision Nacional de Valores (Issue of the Ordinary General Assembly) 5) Ratification of the remunerations to the members of the Fiscal Committee for $90,000 corresponding to the financial/calendar year finalized on December 31, 2006 which showed computable infringement in the terms of the norms of the Comision Nacional de Valores. Consideration of the remuneration to the senior members of the Fiscal Committee for $87, 500 corresponding to the financial year finalized on December 31, 2007, which showed computable infringement in the terms of the norms of the Comision Nacional de Valores (Issue of the Ordinary General Assembly) 6) Designation of twelve (12) appointed directors and twelve (12) substitutes; seven (7) substitutes for Class “A”, five (5) appointed and five (5) substitutes for the Class “B” and “C” in set form (Issue of the Ordinary General Assembly). 7) Designation of three (3) appointed members and three (3) substitutes of the Fiscal Committee, two (2) appointed and two (2) substitutes for Class “A” and one (1) appointed and one (1) substitute for Classes “B” and “C” in set form (Issue of the Ordinary General Assembly). 8) Determination of the retribution of the Certified Accountant for the financial year ending on December 31, 2007 (Issue of the Ordinary General Assembly). 9) Ratification of the appointment of the National Public Accountant that will certify the accounting statements corresponding to the current financial year. Determination of its retribution (Issue of the Ordinary General Assembly). 10) Ratification of the previous orders by the Board in relation with the Negotiable Obligations and the delegation of faculties in the frame of the Global Program of Negotiable Obligations of the Company (Item of the Ordinary General Assembly) 11) Consideration of the budget of the Audit Commission and the Executive Committee of the Board for the 2008 financial year (Issue of the Ordinary General Assembly) 12) Consideration of the absorption of the negative balance of the Company's account on December 31, 2007 with the Premium Issuer/Shares Account (Issue of the Extraordinary General Assembly). The necessary process for publication in the Official Bulletin and in a newspaper of major circulation, as any other necessary communication, is delegated to the Secretariat. After a brief deliberation regarding the items of the Agenda that are described below

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and in relation to the Deposit Agreement, the Board unanimously resolves to counsel the Shareholders Assembly of the Company so that it votes in the following manner: 1) Regarding the first item on the Agenda, the designation of the representatives of Electricidad Argentina S.A. and the Bank of New York so that they undersign the act. 2) Regarding the second item of the Agenda, the approvals of the accounting statements and of all documentation submitted for consideration and to predetermine the sum of $122,458,766.46 as a Result of financial year to the account of Non-Assigned Results; 3) Regarding the third item of the Agenda, the approval of the formalities of the Board and of the Fiscal Committee for the financial period closing on December 31, 2007; 4) Regarding the fourth item in the Agenda, ratification of the remuneration effected during the financial period ending on December 31, 2006 for a total of $761.999, 55 and approval of the corresponding to 2006 for a total of $1,064,485; 5) Regarding the fifth item in the Agenda, ratification of the remuneration carried out during the financial year ending on December 31, 2006 for a total of $90,000 and approval of the corresponding to the financial year ending December 31, 2007 for a total of $87,500; 6) Regarding the sixth item in the Agenda, the Board unanimously resolves to propose to the Shareholders Assembly to approve the reelection of the actual appointed Directors and substitutes of Class “B” and “C” 7) Regarding the seventh item of the Agenda, the Board unanimously resolves to propose to the Stockholders Assembly the reelection of the actual appointed and substitute members of the Fiscal Committee for Classes “B” and “C”.;8) Regarding the eight item in the Agenda, to determine in a sum up to $432, 500 the retribution of the Certified Accountant, for the fiscal year ending December 31, 2007; 9) Regarding the ninth point of the Agenda, to ratify the appointment of Mr. Daniel Recanatini, of the firm Deloitte & Co S.R.L., as a Certified Public Accountant in the accounting statements for the 2007 financial year and designation of whoever results as winner of the current bidding process to the effect that whoever certifies as Public Accountant the Accounting Statements for the current financial year and determine its retribution in the sum resulted by the above mentioned bidding. 10) Regarding the tenth item of the Agenda, to ratify the actions of the Board in relation to the Negotiable Obligations and delegate in the Board the more broad responsibilities in the frame of the issuance of each Class and/or Series including without being limited to: sum, currency, period, installment, price, interest rate, form and paying conditions, characteristics and terms and conditions of the values to be issued, etc, with ample abilities to solicit or not the public offer of the values of the Comision Nacional de Valores and/or external similar bodies and to solicit or not the authorization of quotation in stocks or markets of the country and/or exterior, in all cases to the exclusive decision of the Board and through the utilization of any of the pre-discussed proceedings to the effect by the current norms in force to approve and celebrate the respective contracts, approve and endorse the prospectus that is required by the regulatory authorities and other documents of the issuance, and for the designation of the persons authorized to process the totality of the authorizations and corresponding approvals before the corresponding organisms and with the possibility that the Board sub-delegates some of said duties to the people that they so determine; 11) Regarding the eleventh item in the Agenda, to set the budget of the Audit Committee and the Director Executive Committee in the sums of $120,000 and $0 respectively; 12) Regarding the twelfth item of the Agenda, to approve the absorption of the negative balance of the Company's account as of December 31, 2007 with the [Premium Issuer/Shares] Account. Signed below by: Alejandro Macfarlane, Damian Mindlin, Rogelio Pagano, Alfredo Mac Laughlin, Ignacio Chojo Ortiz, Ricardo Torres, Diego Martin Salaverri, Jose Daniel Abelovich, Rafael Mancuso, Marcelo J. Ruiz, Gustavo Mariani.

Maria Belen Gabutti

EDENOR S.A.

Attorney-in-fact

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EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A)

CONVENING

ORDINARY AND EXTRAORDINARY ASSEMBLY OF STOCKHOLDERS

The Class A, B and C stockholders of the Empresa Distribuidora y Comercializadora Norte Sociedad Anonima (EDENOR S.A.) were convoked to the Ordinary and Extraordinary General Assembly to take place on Tuesday April 15, 2008 at 11:00 in first convening and 12:30pm in second convening only for the items in the agenda that involve subjects of the Ordinary General Assembly, at 1025 Azopardo Street, 16th Floor, Buenos Aires, with the purpose of considering the following item on the Agenda

1) Appointment of two shareholders to sign the act (Issue of the Ordinary General Assembly).

2) Consideration of the Statement, General Balance, State of Results, State of Evolution of the Net Patrimony, State of the Cash Flow, Annexed Documentation, Informative Review, Information Required for Article 68 of the Regulations of the Bolsa de Comercio of Buenos Aires, Reports to the Certified Accountant and the Fiscal Committee and Purpose of the Result of the financial year closed on December 31, 2007 (Issue of the Ordinary General Assembly).

3) Consideration of the Formalities of the Board and the Fiscal Committee during the financial year finalized on December 31, 2007 (Issue of the Ordinary General Assembly)

4) Ratification of the remunerations to the Directors for $761, 999,55 corresponding to the financial year finalized on December 31, 2006 which showed computable infringement in the terms of the norms of the Comision Nacional de Valores (Issue of the Ordinary General Assembly)

5) Ratification of the remunerations to the members of the Fiscal Committee for $90,000 corresponding to the financial/calendar year finalized on December 31, 2006 which showed computable infringement in the terms of the norms of the Comision Nacional de Valores. Consideration of the remuneration to the senior members of the Fiscal Committee for $87, 500 corresponding to the financial year finalized on December 31, 2007, which showed computable infringement in the terms of the norms of the Comision Nacional de Valores (Issue of the Ordinary General Assembly)

6) Designation of twelve (12) appointed directors and twelve (12) substitutes; seven (7) substitutes for Class “A”, five (5) appointed and five (5) substitutes for the Class “B” and “C” in set form (Issue of the Ordinary General Assembly).

7) Designation of three (3) appointed members and three (3) substitutes of the Fiscal Committee, two (2) appointed and two (2) substitutes for Class “A” and one (1) appointed and one (1) substitute for Classes “B” and “C” in set form (Issue of the Ordinary General Assembly).

8) Determination of the retribution of the Certified Accountant for the financial year ending on December 31, 2007 (Issue of the Ordinary General Assembly).

9) Ratification of the appointment of the National Public Accountant that will certify the accounting statements corresponding to the current financial year. Determination of its retribution (Issue of the Ordinary General Assembly).

10) Ratification of the previous orders by the Board in relation with the Negotiable Obligations and the delegation of faculties in the frame of the Global Program of Negotiable Obligations of the Company (Item of the Ordinary General Assembly)

11) Consideration of the budget of the Audit Commission and the Executive Committee of the Board for the 2008 financial year (Issue of the Ordinary General Assembly)

12) Consideration of the absorption of the negative balance of the Company's account on December 31, 2007 with the Premium Issuer/Shares Account (Issue of the Extraordinary General Assembly).

The stockholders are reminded that the Caja de Valores S.A., in 362 25 de Mayo (C1002ABH), Buenos Aires, keeps de registry of stocks in the Company. With the purpose of attending the Assembly they should obtain constancy of the stocks by the Caja de Varloes S.A. and present said proof for its inscription in the Attendance Registry on the

4

15th Floor (Legal Affairs Management) of the Company’s headquarters in 1025 Azopardo Street, 16th Floor, Buenos Aires, through April 9 between the hours of 9:30am to 6:00pm. The Company will give the Stockholders a receipt that will serve for admission to the Ordinary and Extraordinary General Assembly.

The Assigned Director for the General Ordinary Assembly celebrated on April 27, 2006, Act No 45, elected President in the Board Meeting celebrated on April 28, 2006 according to Minute No 266. The following Announcement signed by Alejandro Macfarlane, President.

Maria Belen Gabutti

Attorney-in-fact

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: March 21, 2008